UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42712

Happy City Holdings Limited

(Translation of registrant’s name into English)

30 Cecil Street

#19-08 Prudential Tower

Singapore

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Temporary Suspension of Trading

On June 11, 2026, Happy City Holdings Limited (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC”) an order (the “Order”) suspending trading in the Company’s securities for the period from 4:00 AM ET on June 12, 2026, through 11:59 PM ET on June 26, 2026. The Order is available at https://www.sec.gov/files/litigation/suspensions/2026/34-105675-ts.pdf. According to the Order, the suspension was imposed due to potential manipulation in the trading of the Company’s securities that may have been effectuated through recommendations made to investors by unknown persons via social media to purchase, hold, and/or sell the Company’s securities and to post screenshots of their transactions. The SEC stated that such activities appeared to be designed to artificially influence the market price and trading volume of the Company’s securities. On June 12, 2026, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents.

The Company has not authorized, participated in, or been involved with any promotion or recommendation of its securities via social media or otherwise. It is fully committed to cooperating fully with the SEC, Nasdaq, and other regulatory authorities as necessary. The Company intends to respond to Nasdaq’s information request within the time period requested by Nasdaq. The Company’s ongoing business operations remain normal, and there has been no material change to the Company’s business operations or financial position as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happy City Holdings Limited

Date: June 16, 2026	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

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